August 29, 2006

Via U.S. Mail and Facsimile

Shoei Utsuda
Chief Executive Officer
Mitsui & Co., Ltd.
2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan


RE:		Mitsui & Co., Ltd.
		Form 20-F for the fiscal year ended March 31, 2004 Form 20-F for the fiscal year ended March 31, 2005 Response letter dated August 23, 2006
		Response letter dated April 19, 2005
		Response letter dated February 24, 2005
		File No. 0-09929

Dear Mr. Utsuda:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

Please refer to comment one of our letter dated December 30, 2005. We note the statement in your letter dated February 24, 2005, that you act as agent to the principals of Iranian industrial projects in arranging financing from export credit agencies. Please advise us of the dollar amount of financings for Iranian industrial projects you have arranged during the past 3 fiscal years and in the period since the end of your most recently ended fiscal year. State the dollar amount of such financings you arranged for projects of the Iranian government or entities controlled by the Iranian government during each of the referenced periods, and describe with specificity the nature of the projects financed.

We also note the statement that you act as agent to Japanese engineering and heavy machinery companies in connection with their participation in Iranian industrial projects. Please describe with specificity the nature of any Iranian government projects, or projects of entities controlled by the Iranian government, as to which you have acted as agent to participating Japanese engineering and heavy machinery companies during the past three fiscal years and in the period since the end of your most recently completed fiscal year.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Satoshi Tanaka, General Manager
	Investor Relations Division
	Mitsui & Co., Ltd.
	2-1, Ohtemachi 1-chome
	Chiyoda-ku, Tokyo 100-0004
	Japan



		Roger Schwall
		Assistant Director
		Division of Corporation Finance


Shoei Utsuda
Chief Executive Officer
Mitsui & Co., Ltd.
August 29, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE